Exhibit 99.1

NYSE, TSX: NTR	News Release

March 29, 2019

Nutrien Announces Board Leadership Succession

Saskatoon, Saskatchewan – Nutrien Ltd. (Nutrien) today announced its Board of Directors leadership succession in connection with its upcoming annual meeting of shareholders to be held on May 9, 2019. Nutrien’s Board leadership succession plan includes a reduction in Board size to 12 directors and the nomination of an independent Board Chair, as disclosed in mid-2018, and was undertaken during the second half of 2018 through the first quarter of 2019 by a subcommittee of independent directors.

Mayo Schmidt will succeed Derek Pannell as Nutrien’s independent Board Chair following the annual meeting. Mr. Schmidt has enjoyed a distinguished 32-year career with significant leadership roles in the agri-business industry including in Saskatchewan and globally. His history, expertise and experiences have prepared him well for this new role along with his six years as a director of Nutrien and its predecessors. Incumbent directors Derek Pannell, Jerry Grandey and Anne McLellan will be retiring from the Board in connection with the annual meeting.

“Derek, Jerry, and Anne have been valuable members of the Board of Directors and we want to express our sincere thanks for their significant contributions to our success”, said Chuck Magro, Nutrien’s President & CEO. “The Board of Directors and the management team are excited to work with Mayo as Board Chair. His experience, leadership and proven track record will be important as Nutrien advances its vision and strategic plans.”

Mr. Schmidt stated, “It has been a pleasure serving with Derek and Anne for the past six years and with Jerry since the start of Nutrien. They are departing Nutrien having helped to make it the world’s largest provider of crop inputs and with an enviable balance sheet. It is a great privilege and honour for me to be named Chair of Nutrien with an opportunity to lead the Board as our business continues to grow and create value for shareholders.”

Nutrien’s annual meeting of shareholders will be held on Thursday, May 9, 2019 at the Remai Modern Art Gallery, Saskatoon, Saskatchewan at 4:00 p.m. (Saskatoon time). Meeting materials, including Nutrien’s proxy circular, are now available online at www.nutrien.com or under Nutrien’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to the date of the annual meeting, the nominees for election of directors, the identity of the Board Chair, Nutrien’s strategic plans and the creation of value for shareholders.

Forward-looking statements in this press release are based on certain key expectations and assumptions made by Nutrien. Although Nutrien believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation or applicable U.S. federal securities laws.

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Contact us at: www.nutrien.com

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